August 20, 2025

Ian Harris
Chief Financial Officer
Talkspace, Inc.
622 Third Avenue
New York, NY 10017

        Re: Talkspace, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed March 12, 2025
            File No. 001-39314
Dear Ian Harris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2024 compared to December 31, 2023
Revenues, page 48

1. Please revise your disclosure in future filings to provide a more comprehensive and substantive explanation including the significant reasons for the increases and decreases in revenues by payor, including the impacts of changes in pricing versus volume and a thorough discussion of any significant underlying trends. We note that the majority of the paragraph following the table appears to simply repeat the information provided by the table above it. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.
2. Throughout your discussion of results of operations, several of the factors you note as contributing to variances between periods are not quantified as to their magnitude.
       Please revise your disclosure in future filings to include quantitative terms pursuant to
       Item 303(b) of Regulation S-K.
 August 20, 2025
Page 2

Consolidated Financial Statements
Note 12. Income Tax Expense, page 77

3. We see your disclosure that the main reconciling item between the statutory tax rate of the company and the effective tax rate is the valuation allowance. While that may have been in case in prior years it does not appear to be the case in fiscal 2024. Please revise your disclosure in future filings to reflect the current fluctuations in valuation allowance, considering the income in fiscal 2024 compared to losses in prior years.
Note 13. Variable Interest Entities (VIEs), page 79

4. Revise future filings to disclose the nature of any restrictions on a consolidated VIE's assets and on the settlement of its liabilities in your statement of financial position and the existence of any lack of recourse if creditors (or beneficial interest holders) of your consolidated VIEs have no recourse to the general credit of the primary beneficiary. Reference ASC 810-10-50-3. Note that assets of consolidated VIEs that can only be used to settle the obligations of the consolidated VIEs, and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary are required to separately present on the face of your balance sheets under ASC 810-
       10-45-25.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Kristin Lochhead at 202-551-3664
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services